FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of May 2006

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Attached hereto and incorporated by reference herein are the following documents:

1.	The Registrant’s Notice of Annual General Meeting of Shareholders and Proxy Statement for its 2006 Annual General Meeting.

2.	A copy of the Proxy Card with respect to the Registrant’s 2006 Annual General Meeting.

*    *    *    *    *    *

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692 and Registration No. 333-127979) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

ORBOTECH LTD.

Sanhedrin Boulevard

North Industrial Zone

P.O. Box 215

Yavne 81101, Israel

May 26, 2006

Dear Shareholder:

You are cordially invited to attend the 2006 Annual General Meeting of Shareholders of Orbotech Ltd. to be held at 10:00 a.m., Israel time, on June 25, 2006, at Orbotech’s offices at Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel.

You will be asked at this meeting to take action on the matters set forth in the attached Notice of Annual General Meeting of Shareholders. The Board of Directors is recommending that you vote “FOR” the election of all of the nominees to the Board of Directors and “FOR” Items 3 and 4 specified on the enclosed form of proxy, and the Audit Committee of the Board of Directors is recommending that you vote “FOR” Items 2 through 4 specified on the enclosed form of proxy.

At the meeting, a discussion period will be provided for questions and comments of general interest to shareholders.

We look forward to greeting personally those shareholders who are able to be present at the meeting. If you do plan to attend we ask that you bring with you some form of personal identification and verification of your status as a shareholder as of the close of business on May 23, 2006, the record date for the meeting. However, whether or not you will be with us at the meeting, it is important that your shares be represented. Accordingly, you are requested to sign, date and mail the enclosed proxy in the envelope provided at your earliest convenience and in any event so as to be received in a timely manner as discussed in the enclosed Proxy Statement.

Thank you for your cooperation.

Very truly yours,

Raanan Cohen
Chief Executive Officer

ORBOTECH LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Yavne, Israel

May 26, 2006

Notice is hereby given that the 2006 Annual General Meeting of Shareholders (the “2006 Annual General Meeting” or the “Meeting”) of Orbotech Ltd. (the “Company”) will be held on June 25, 2006, at 10:00 a.m., Israel time, at the Company’s offices at Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel, for the following purposes:

(1)	To elect five directors to the Board of Directors, including two who will serve as “external directors”, and to ratify and approve the remuneration of the external directors;

(2)	To re-appoint the Company’s auditors for the fiscal year ending December 31, 2006, and until the next annual general meeting, and to authorize the Board of Directors to determine the remuneration of the auditors in accordance with the volume and nature of their services, provided such remuneration is also approved by the Audit Committee of the Board of Directors;

(3)	To ratify and approve the continuing terms of employment and the remuneration of the Active Chairman of the Board of Directors;

(4)	To consider and vote upon a proposal to increase the Company’s registered (authorized) share capital by NIS 4,200,000 divided into 30,000,000 Ordinary Shares nominal (par) value NIS 0.14 each and to amend the Company’s Memorandum and Articles of Association accordingly;

(5)	To receive and consider the Auditors’ Report and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2005; and

(6)	To transact such other business as may properly come before the Meeting or any adjournment thereof.

Shareholders of record at the close of business on May 23, 2006, are entitled to notice of, and to vote at, the 2006 Annual General Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Joint holders of shares should take note that, pursuant to Article 62 of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the Company’s share register.

By Order of the Board of Directors

Yochai Richter	Raanan Cohen
Active Chairman of the Board of Directors	Chief Executive Officer

The Annual Report of the Company for the fiscal year ended December 31, 2005, including financial statements, is enclosed but is not a part of the proxy solicitation material.

ORBOTECH LTD.

Sanhedrin Boulevard

North Industrial Zone

P.O. Box 215

Yavne 81101, Israel

PROXY STATEMENT

This Proxy Statement is being furnished to the holders of Ordinary Shares, NIS 0.14 nominal (par) value per share (“Ordinary Shares”), of Orbotech Ltd. (“Orbotech” or the “Company”) in connection with the solicitation by the Board of Directors of the Company (the “Board of Directors”) of proxies for use at the Company’s 2006 Annual General Meeting of Shareholders (the “2006 Annual General Meeting” or the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on June 25, 2006, at 10:00 a.m., Israel time, at Orbotech’s principal executive offices at Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel.

It is proposed that at the 2006 Annual General Meeting the following resolutions be adopted: (a) five persons, including two who will serve as “external directors”, be elected to the Board of Directors and the remuneration of the external directors be ratified and approved; (b) the independent auditors of the Company be re-appointed for the fiscal year ending December 31, 2006, and until the next annual general meeting, and the Board of Directors be authorized to determine the remuneration of the auditors for the current fiscal year in accordance with the volume and nature of their services, provided such remuneration is also approved by the Audit Committee of the Board of Directors (the “Audit Committee”); (c) the decisions of the Audit Committee and of the Board of Directors with respect to the continuing terms of employment and the remuneration of the Active Chairman of the Board of Directors be ratified and approved; and (d) the Company’s registered (authorized) share capital be increased by NIS 4,200,000 divided into 30,000,000 Ordinary Shares nominal (par) value NIS 0.14 each and the Company’s Memorandum and Articles of Association be amended accordingly. At the Meeting the shareholders will also receive and consider the Auditors’ Report and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2005.

The affirmative vote of shareholders represented and voting at the Meeting in person or by proxy and holding Ordinary Shares conferring in the aggregate at least a majority of the votes actually cast is necessary for the approval of the proposed resolutions, provided that with respect to the election of the nominees for external directors, that majority includes at least one-third of the shareholders who are not controlling shareholders, who are present and voting, or that the non-controlling shareholders who vote against the election hold one percent or less of the voting power of the Company. The Company is not currently aware of any controlling shareholders as such term is defined for purposes of Israeli company law.

The Company is unaware at this time of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons designated as proxies to vote in accordance with their judgment on such matters. Shares represented by executed and unrevoked proxies will be voted.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or a duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy or as provided in the preceding paragraph, shares represented by any proxy in the enclosed form, if properly executed and received by the Company prior to the Meeting (as specified below), will be voted in favor of all the matters to be presented to the Meeting. In order to be counted, a duly executed proxy must be received prior to the Meeting. This will be deemed to have occurred only if such proxy is received either by the Company at its principal executive offices at Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel, at any time prior to the commencement of the Meeting, or by the Company’s transfer agent in New York, New York, by no later than 11:59 p.m., New York time, on June 23, 2006, the last business day immediately preceding the date of the Meeting. Shares represented by proxies received after the times specified above will not be counted as present at the Meeting and will not be voted.

Proxies for use at the Meeting are being solicited by the Board of Directors. Only shareholders of record at the close of business on May 23, 2006, will be entitled to notice of, and to vote at, the 2006 Annual General Meeting. Proxies are being mailed to shareholders on or about May 26, 2006, and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, facsimile transmission, electronic mail or other personal contact. The Company will bear the costs of the solicitation of proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

The Company had outstanding at the close of business on May 23, 2006, 32,936,004 Ordinary Shares1, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. No less than two members present in person or by proxy, and holding or representing between them Ordinary Shares conferring in the aggregate more than 50% of the voting rights of the Company, shall constitute a quorum at the Meeting. If within one-half hour from the time appointed for the holding of the Meeting a quorum is not present, the Meeting shall be adjourned to the same day one week later at the same time and place. At any such adjourned Meeting any members present in person or by proxy shall constitute a quorum even if they hold or represent shares conferring 50% or less of the voting rights of the Company.

In determining whether there is a quorum for the Meeting and whether the required number of votes for the approval of any given proposal has been cast, a distinction is made between abstentions and broker non-votes. Broker non-votes are votes that brokers holding shares of record for their clients are, pursuant to applicable stock exchange or other rules, precluded from casting in respect of certain non-routine proposals because such brokers have not received specific instructions from their clients as to the manner in which such shares should be voted on those proposals and as to which the brokers have advised the Company that, accordingly, they lack voting authority. Shares subject to broker non-votes are counted for purposes of determining whether there is a quorum for the Meeting but, with regard to the applicable proposal, are not counted as being present or as having been voted in respect thereof. Shares subject to abstentions are also not treated as having been voted in respect of the applicable proposal, but they are counted as being present for all purposes.

[1]	Does not include a total of 6,991,587 Ordinary Shares, 4,426,736 of which were subject to outstanding stock options granted pursuant to the Company’s equity remuneration plans (2,687,558 of which had vested) and 2,564,851 of which remained available for future equity awards pursuant to such plans, as described under the heading “Beneficial Ownership of Securities by Certain Beneficial Owners and Management”.

Also does not include a total of 782,122 Ordinary Shares purchased by the Company, which are held as dormant shares under Israeli law. For so long as such Ordinary Shares are owned by the Company they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to shareholders of the Company nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Company.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of May 23, 2006 (except as noted below), concerning (i) the only persons or entities known to the Company beneficially to own more than 5% of the outstanding Ordinary Shares; and (ii) the number of outstanding Ordinary Shares beneficially owned by all directors and officers as a group.

Identity of Person or Group	Number of Ordinary Shares(1)	Percentage of Ordinary Shares Outstanding(1)
• FMR Corp. (2) 82 Devonshire Street Boston, Massachusetts 02109	2,999,985	9.11%

• J. & W. Seligman & Co. Incorporated (3) 100 Park Avenue New York, New York 10017	2,834,800	8.61%

• Harris Associates L.P. (4) Two North LaSalle Street, Suite 500 Chicago, Illinois 60602	2,711,200	8.23%

• T. Rowe Price Associates, Inc. (5) 100 E. Pratt Street Baltimore , Maryland 21202	1,954,000	5.93%

• All directors and officers as a group (consisting of 16 persons) (6)	3,522,181	10.48%

(1)	The Company had outstanding, on May 23, 2006, 32,936,004 Ordinary Shares. This number does not include a total, as at that date, of 6,991,587 Ordinary Shares, 4,426,736 of which were subject to outstanding stock options granted pursuant to the Company’s equity remuneration plans (of which 2,687,558 had vested) and 2,564,851 of which remained available for future equity awards pursuant to such plans, comprised of:

(a)	451,350 Ordinary Shares issuable pursuant to options under the Company’s Israeli Key Employee Share Incentive Plan (1992) (As Amended, 1994, 1996, 1997, 1998, 1999) (the “1992 Plan”), all of which had fully vested; and

(b)	6,540,237 Ordinary Shares issuable pursuant to equity awards under the Equity Remuneration Plan for Key Employees of Orbotech Ltd. and its Affiliates and Subsidiaries (as Amended and Restated, 2005) (the “2000 Plan”), of which:

(i)	3,975,386 Ordinary Shares were subject to options that had been granted (of which 2,236,208 had vested); and

(ii)	2,564,851 Ordinary Shares remained available for future equity awards pursuant to the 2000 Plan.

Also does not include a total of 782,122 Ordinary Shares purchased by the Company, which are held as dormant shares under Israeli law. For so long as such Ordinary Shares are owned by the Company they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to shareholders of the Company nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Company.

(2)

As of December 31, 2005, based on a report filed with the United States Securities and Exchange Commission (the “SEC”) dated February 14, 2006. The report indicated sole dispositive power as to all 2,999,985 Ordinary Shares by FMR Corp. and by Edward C. Johnson 3rd, members of whose family may be deemed to form a controlling group with respect to FMR Corp. FMR Corp. controls Fidelity Management & Research Company (“Fidelity”), a registered investment advisor which is also a beneficial owner of all such

Ordinary Shares, all of which are also beneficially owned by Fidelity Low Priced Stock Fund (the “Fund”), a registered investment company. The power to vote all such Ordinary Shares resides with the Fund’s Board of Trustees. Fidelity votes the shares under written guidelines established by the Fund’s Board of Trustees.

(3)	As of December 31, 2005, based on a report filed with the SEC dated February 13, 2006. The report indicated shared voting power and shared dispositive power as to all 2,834,800 Ordinary Shares by J. & W. Seligman & Co. Incorporated (“JWS”) and by William C. Morris, the owner of a majority of the outstanding voting securities of JWS. The report also indicated shared voting power and shared dispositive power as to 2,350,000 of such Ordinary Shares by Seligman Communications & Information Fund, Inc., a fund for which JWS acts as an investment advisor.

(4)	As of December 31, 2005, based on a report filed with the SEC dated February 13, 2006. This report indicated shared voting power as to all 2,711,200 Ordinary Shares, sole dispositive power as to 937,000 of such Ordinary Shares and shared dispositive power as to 1,774,200 of such Ordinary Shares by Harris Associates L.P. and by Harris Associates Inc., its general partner. Harris Associates L.P. serves as an investment advisor to the Harris Associates Investment Trust which, through its various series, had shared voting and dispositive power as to 1,774,200 of such Ordinary Shares.

(5)	As of December 31, 2005, based on a report filed with the SEC dated February 14, 2006. This report indicated sole voting power as to 196,600 of such Ordinary Shares, and sole dispositive power as to all 1,954,000 of such Ordinary Shares, by T. Rowe Price Associates, Inc.

(6)	Includes 663,429 Ordinary Shares issuable upon the exercise of vested options referred to in footnote (1) above but does not include Ordinary Shares which may become issuable upon the exercise of those options referred to in footnote (1) above which have not yet vested, except to the extent the options become exercisable within 60 days. Also includes 30,070 restricted shares, regardless of whether the applicable restrictions have lapsed. The percentage of Ordinary Shares beneficially owned is calculated in accordance with Rule 13d-3(d) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”).

Item 1—Election of Directors

The Articles of Association of the Company (the “Articles”) provide that the minimum number of members of the Board of Directors is three and the maximum number is eleven. The Board of Directors is presently comprised of nine members. Seven of these directors are designated into one of the three different classes, Class I Directors, Class II Directors and Class III Directors, with one class being elected each year at the Company’s annual general meeting for a term of approximately three years. Directors so elected cannot be removed from office by the shareholders until the expiration of their term of office. At the Meeting, the Class II Directors currently in office are candidates for re-election for a term expiring at the Company’s annual general meeting to be held in 2009, and the Nominating Committee of the Board of Directors (the “Nominating Committee”) has recommended to the Board of Directors, and the Board of Directors is recommending to shareholders, the re-election of each of the nominees for Class II Directors.

The other two of the Company’s current nine directors serve as external directors under the provisions of the Israeli Companies Law, 5759-1999 (the “Companies Law”) (discussed below). Their terms of office expire on June 25, 2006 (and by law they cannot be re-elected), and accordingly two new candidates are being recommended to the shareholders for election as external directors at the Meeting. In addition, Israeli law requires that the remuneration of the proposed external directors be approved by shareholders and accordingly this is also being brought to shareholders for approval. It is proposed that the new external directors, if elected, would be remunerated on terms and conditions identical to those of the retiring external directors, and accordingly shareholders are being asked to approve such remuneration as part of their vote for the election of the nominees for external directors.

Under the Companies Law and the regulations promulgated pursuant thereto, Israeli companies whose shares have been offered to the public in, or that are publicly traded outside of, Israel are required to appoint at least two natural persons as “external directors”. No person may be appointed as an external director if the person, or a relative, partner or employer of the person, or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as an external director, any affiliation with the company to whose board the external director is proposed to be appointed or with any entity controlling or controlled by such company or by the entity controlling such company. The term affiliation includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder (as that term is defined in the Companies Law) (which term includes a director).

In addition, no person may serve as an external director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or interfere with the person’s ability to serve as an external director; if at the time such person serves as a non-external director of another company on whose board of directors a director of the reciprocal company serves as an external director; or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. If, at the time of election of an external director, all other directors are of the same gender, the external director to be elected must be of the other gender.

Pursuant to an amendment to the Companies Law in 2005, at least one of the external directors is required to have financial and accounting expertise and the other is required to have professional qualifications according to criteria set forth in regulations promulgated by the Israeli Minister of Justice. The board of directors has made the determinations as to the financial and accounting expertise, and as to the professional qualifications, of the two persons proposed for election as external directors taking into consideration these criteria and matters set forth in the regulations. In addition, the boards of directors of publicly traded companies are required to make a determination as to the minimum number of directors who must have financial and accounting expertise as aforesaid based, among other things, on the type of company, its size, the volume and complexity of its activities and the number of directors. The Board of Directors has determined that the minimum number of directors with financial and accounting expertise, in addition to the external director or directors who have such expertise, will be one, and that Mr. Dan Falk qualifies as such.

External directors are elected for a term of three years and may be re-elected for one additional three-year term. Following termination of service as an external director and for two years thereafter, a company may not appoint the external director as an office holder of the company and cannot employ or receive paid services from the external director either directly or indirectly, including through a corporation controlled by him or her. Each committee of a company’s board of directors that has the authority to exercise powers of the board of directors must include at least one external director and its audit committee must include all external directors.

External directors are elected at the general meeting of shareholders by a simple majority, provided that the majority includes at least one-third of the shareholders who are not controlling shareholders, who are present and voting, or that the non-controlling shareholders who vote against the election hold one percent or less of the voting power of the company.

Under the Companies Law an external director cannot be dismissed from office unless: (i) the board of directors determines that the external director no longer meets the statutory requirements for holding the office, or that the external director is in breach of the external director’s fiduciary duties and the shareholders vote, by the same majority required for the appointment, to remove the external director after the external director has been given the opportunity to present his or her position; (ii) a court determines, upon a request of a director or a shareholder, that the external director no longer meets the statutory requirements of an external director or that the external director is in breach of his or her fiduciary duties to the company; or (iii) a court determines, upon a request of the company or a director, shareholder or creditor of the company, that the external director is unable to fulfill his or her duty or has been convicted of specified crimes.

In accordance with the Articles, any vacancies on the Board of Directors, including unfilled positions, may be filled by a majority of the directors then in office, and each director appointed in this manner would hold office until the end of the next annual general meeting of the Company (or until the earlier termination of his or her appointment as provided for in the Companies Law or the Articles).

The Nominating Committee and the Board of Directors have reviewed the qualifications of the nominees for external directors and the Board of Directors is recommending to shareholders the election of each of such nominees. The Nominating Committee has also recommended to the Board of Directors, and the Board of Directors has resolved, that each of the new external directors, if elected, would replace the retiring external directors on each of the committees of the Board of Directors on which they currently serve, namely the Audit Committee, the Remuneration Committee of the Board of Directors (the “Remuneration Committee”) and the Nominating Committee.

It is intended that proxies (other than those directing the proxy holders to vote otherwise) will be voted for the election of the five nominees named below, three of whom currently serve as directors of the Company. All of the Class II Directors will hold office until the expiration of their respective terms of appointment and until their respective successors shall have duly taken office unless the office is earlier vacated under any relevant provisions of the Articles. In the event any of the nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. The Company is not aware of any reason why any of the nominees, if elected, would be unable to serve as a director.

Set forth below is information, as at May 23, 2006, concerning the directors of the Company (other than the retiring external directors) and the nominees for external directors.

Nominees for terms expiring in 2009

Class II Directors whose current terms expire at the 2006 Annual General Meeting

Name	Principal Occupation or Employment	Date of Birth	Director Since	Beneficial Ownership of Ordinary Shares(1)	Percentage of Ordinary Shares Outstanding(1)
Shlomo Barak	Co-Chairman of the Board of Directors of Orbotech	November 19, 1938	1981	45,700	(2)

Uzia Galil (3)	Chairman and Chief Executive Officer of Uzia Initiatives and Management Ltd.	April 27, 1925	1981	18,510	(2)

Dr. Shimon Ullman	Professor of Computer Science, Weizmann Institute of Science	January 28, 1948	1992	122,125	(2)

Proposed External Directors

Name	Principal Occupation or Employment	Date of Birth	Director Since	Beneficial Ownership of Ordinary Shares(1)	Percentage of Ordinary Shares Outstanding(1)
Aaron (Roni) Ferber (3)(7)	Company Director	March 30, 1943	—	—	—

Rafi Yizhar (3)(7)	Company Director	April 3, 1948	—	—	—

Continuing directors

Class III Directors whose current terms expire at the annual general meeting in 2007

Name	Principal Occupation or Employment	Date of Birth	Director Since	Beneficial Ownership of Ordinary Shares(1)	Percentage of Ordinary Shares Outstanding(1)
Yehudit Bronicki (3)	Managing Director of Ormat Industries Ltd. (“Ormat”)	December 29, 1941	2000(4)	8,010	(2)

Dr. Jacob Richter (5)	Chairman of the Board of Directors of Medinol Ltd.	December 24, 1945	1997(6)	1,413,765	4.30%

Class I Directors whose current terms expire at the annual general meeting in 2008

Name	Principal Occupation or Employment	Date of Birth	Director Since	Beneficial Ownership of Ordinary Shares(1)	Percentage of Ordinary Shares Outstanding(1)
Dan Falk (3)(7)(8)	Company Director and Consultant	January 12, 1945	1997	16,010	(2)

Yochai Richter (5)	Active Chairman of the Board of Directors of Orbotech	September 17, 1942	1992	1,398,255	4.26%

(1)

The number and percentage of Ordinary Shares beneficially owned is calculated in accordance with Rule 13d—3(d) promulgated under the Exchange Act. Includes 150,000 Ordinary Shares (in the case of Yochai Richter),

44,750 Ordinary Shares (in the case of Shlomo Barak) and 7,250 Ordinary Shares (in the case of each other current director) subject to vested but unexercised options. Also includes Ordinary Shares issued as restricted shares, regardless of whether the applicable restrictions have lapsed.

(2)	Less than 1%.
(3)	“Independent director” in accordance with the Nasdaq listing standards. Subject to election as a director at the Meeting in the case of Messrs. Ferber and Yizhar.
(4)	Mrs. Bronicki also served as a director of the Company between August 15, 1993 and February 27, 1994.
(5)	Yochai Richter and Jacob Richter are brothers.
(6)	Dr. Richter also served as a director of the Company between October 27, 1992 and August 15, 1993.
(7)	Member of the Audit Committee, the Remuneration Committee and the Nominating Committee. Subject to election as a director at the Meeting in the case of Messrs. Ferber and Yizhar.
(8)	Mr. Falk has been designated as the Audit Committee Financial Expert under applicable rules and regulations of the SEC.

* * * * * * * * * * *

Yochai Richter has been the Active Chairman of the Board of Directors since May 8, 2006, and was the Chief Executive Officer of the Company from November 2002 to May 8, 2006. He was the President and Chief Executive Officer from November 1994 to November 2002, has been a member of the Board of Directors since October 1992 and was a joint Managing Director and Chief Executive Officer from October 1992 to November 1994. Mr. Richter was among the founders of Orbot Systems Ltd (“Orbot”) and served as a member of the board of directors and as a managing director of that company from its organization in 1983 until the acquisition by the Company, in 1992, of all of the outstanding shares of Orbot (the “Merger”). He received his degree in mathematics from the Technion-Israel Institute of Technology (the “Technion”) in Haifa in 1972.

Dr. Shlomo Barak has been Co-Chairman of the Board of Directors since May 8, 2006, a position which he will be relinquishing on or by December 31, 2006 (assuming he is re-elected as a director at the Meeting). He served as Chairman of the Board of Directors from August 1996 to May 8, 2006, and as Co-Chairman of the Board of Directors from October 1992 to November 1994. In 2003, Dr. Barak became a paid consultant to the Company, to assist it in identifying, creating and pursuing directions and opportunities for the development and expansion of its business. Dr. Barak was a founder, as well as the President, Chief Executive Officer and a director of the Company, from its formation in 1981 until October 1992. Prior to the Company’s formation, Dr. Barak was Vice President for Research and Development and Engineering for four years at El-Op Ltd. (“El-Op”), an Israeli manufacturer of electro-optical systems for military and commercial applications, where he was employed for ten years. Dr. Barak currently serves as chairman of the board of directors of B.G. Negev Technologies & Applications Ltd., an Israeli company established to facilitate the commercial application of new technologies developed at Ben-Gurion University of the Negev in Israel (“Ben-Gurion University”). Dr. Barak holds a bachelor’s degree in mathematics and physics and a master’s degree and a doctorate in physics, all from the Hebrew University of Jerusalem (the “Hebrew University”).

Yehudit Bronicki has, since 1991, been the Managing Director of Ormat, an Israeli manufacturer and developer of renewable energy power plants, the predecessor of which, Ormat Turbines Ltd., she co-founded in 1965. Mrs. Bronicki is the president and chief executive officer, and a member of the boards of directors, of Ormat Technologies, Inc. (“Ormat Technologies”), a subsidiary of Ormat and a Delaware company listed on the New York Stock Exchange, and its subsidiaries. She served as a member of the Advisory Board of the Bank of Israel between 1994 and 2001. Mrs. Bronicki received her bachelor’s degree in social sciences from the Hebrew University, followed by advanced studies in management, finance and marketing.

Dan Falk serves as a member of the boards of directors of Nice Systems Ltd., which develops and provides multimedia digital recording solutions, Attunity Ltd. (“Attunity”), which develops and provides technology solutions for integrating disparate data sources, ClickSoftware Technologies Ltd., which develops and provides field service optimization solutions, Jacada Ltd., which develops and provides software designed to improve the productivity and efficiency of users of business systems, and Nova Measuring Instruments Ltd., which develops, produces and markets monitoring, measurement and process control systems for the semiconductor manufacturing industry, all of which are Israeli Nasdaq-listed companies, and of Ormat Technologies. He is also a director of Orad Ltd., Poalim Ventures I Ltd., Dmatek Ltd. (“Dmatek”), Netafim Ltd. and Plastopil Hazorea Ltd., all of which are Israeli companies. From July 1999 to November 2000, he served as the president and chief operating officer of Sapiens International Corporation N.V., a Netherlands Antilles company engaged in the development of software solutions for large-scale, cross-platform systems. He was Executive Vice President of the Company from August 1995 to July 1999, and between June 1994 and August 1995 served as its Executive Vice President and Chief Financial Officer. Prior thereto he was Vice President and Chief Financial Officer of the Company from October 1992 until June 1994. He was director of finance and chief financial officer of Orbot from 1985 until consummation of the Merger. He received a master’s degree in business administration in 1973 from the Hebrew University School of Business and had 15 years experience in finance and banking, including senior positions at Israel Discount Bank Ltd., prior to joining Orbot.

Aaron (Roni) Ferber is a member of the board of directors of Comtec Ltd., an Israeli company which is publicly traded on the Tel Aviv Stock Exchange and is engaged in the provision of software solutions. He has previously served on the boards of directors and the audit committees of a number of Nasdaq and London Stock Exchange-listed companies, including Attunity, Dmatek and Nur Macroprinters Ltd. Mr. Ferber was among the founders of Nikuv Computers (Israel) Ltd., which was engaged in the provision of software solutions and with which he was employed from its formation until 1992, serving in the positions of financial controller, chief executive officer and chairman of the board of directors. Mr. Ferber holds a bachelor’s degree in economics from the Hebrew University and bachelor’s and master’s degrees in Semitic languages from Tel Aviv University.

Uzia Galil was the Chairman of the Board of Directors from the Company’s formation until October 1992. Mr. Galil currently serves as the chairman and chief executive officer of Uzia Initiatives and Management Ltd., an Israeli company specializing in the promotion and nurturing of new businesses associated with mobile communication, electronic commerce and medical informatics, which he founded in November 1999. From 1962 until November 1999, Mr. Galil served as the president and chief executive officer of Elron Electronic Industries Ltd. (“Elron”), an Israeli high technology holding company, where he also served as chairman of the board. From January 1981 until leaving Elron, Mr. Galil also served as chairman of the board of directors of Elbit Ltd., an electronic communication affiliate of Elron, and as a member of the boards of directors of Elbit Systems Ltd., a defense electronic affiliate of Elron, and all of the other private companies held in the Elron portfolio. Mr. Galil currently serves as chairman of the board of directors of Zoran Corporation, a Delaware corporation engaged in the provision of digital solutions-on-a-chip for applications in the field of consumer electronics, and as a member of the boards of directors of NetManage, Inc., a Delaware corporation engaged in host access and host integration solutions, and Partner Communications Company Ltd., an Israeli cellular telephone company. From 1980 to 1990, Mr. Galil served as Chairman of the International Board of Governors of the Technion. Mr. Galil received a bachelor of science degree from the Technion and a master’s degree in electrical engineering from Purdue University. Mr. Galil has also been awarded an honorary doctorate in technical sciences by the Technion in recognition of his contribution to the development of science-based industries in Israel, an honorary doctorate in philosophy by the Weizmann Institute of Science (the “Weizmann Institute”), an honorary doctorate in engineering by Polytechnic University, New York, and an honorary doctorate from Ben-Gurion University. Mr. Galil is also a recipient of the Israel Prize and was named as a Solomon Bublick Laureate by the Hebrew University.

Dr. Jacob Richter serves as the chairman of the board of directors and chief technology officer of Medinol Ltd., an Israeli company that designs, manufactures and sells stents, and has been a director of that company since 1993. He was managing director of Marathon—Capital Development Fund Ltd., an Israeli venture capital fund, from 1992 to 1994 and was director of marketing of Orbot from January 1992 until consummation of the Merger. Previously, he was director of new product development of Orbot from January 1990 until 1992 and director of product development of Orbot from 1986 until 1990. Prior to joining Orbot he was head of research and development of the Israeli Air Force. He holds a doctorate in brain research from Tel Aviv University and has worked as a post-doctoral and research fellow at the Artificial Intelligence Laboratory of The Massachusetts Institute of Technology (“MIT”).

Dr. Shimon Ullman holds the position of professor of computer science in the Computer Science and Applied Mathematics Department of the Weizmann Institute, and served as head of that department from 1994 to 2003. He served as the chief scientist of Orbot from its organization in 1983 until consummation of the Merger and of the Company following the Merger. Dr. Ullman was previously a full professor at the Artificial Intelligence Laboratory of MIT. From 1997 to 2003 he served on a part-time basis as the chief scientist for new products development in the process diagnostic and control (“PDC”) product business group of Applied Materials, Inc. (“Applied”).

Rafi Yizhar serves as a member of the board of directors of Negevtech Ltd., an Israeli company engaged in wafer inspection and yield control solutions for the semiconductor industry. Mr. Yizhar held the position of division manager in the PDC product business group of Applied during 1997 and 1998, and from 1990 to 1997 served as president and chief executive officer of Opal, Inc. (“Opal”), which was engaged in wafer metrology and process diagnostics solutions for the semiconductor industry. Prior to that, from 1988 to 1990, he was employed as manager of operations at Opal. He was among the founders of the Company, with which he was employed as manager of operations and product manager from 1981 to 1988. Before joining the Company, from 1974 to 1981, he held various product and project management positions at El-Op. Mr. Yizhar holds a bachelor’s degree in mathematics and physics from the Hebrew University.

Alternate Directors

The Articles provide that any director may, by written notice to the Company, appoint another person to serve as an alternate director provided such appointment is approved by a majority of the directors then in office, and may remove such alternate. Any alternate director shall be entitled to notice of meetings of the Board of Directors and of relevant committees and to attend and vote accordingly, except that the alternate has no standing at any meeting at which the appointing director is present or at which the appointing director is not entitled to participate as provided in the Companies Law. A person who is not qualified to be appointed as a director, or a person who already serves as a director or an alternate director, may not be appointed as an alternate director. Unless the appointing director limits the time or scope of the appointment, the appointment is effective for all purposes until the appointing director ceases to be a director or terminates the appointment. The appointment of an alternate director does not in itself diminish the responsibility of the appointing director, as a director. An alternate director is solely responsible for his or her actions and omissions and is not deemed an agent of the appointing director. Under the Companies Law, external directors cannot generally appoint alternate directors. At present, there are no appointments of alternate directors in effect.

The Articles also provide that the Board of Directors may delegate any, or substantially all, of its powers to one or more committees of the Board of Directors, and may entrust to and confer upon a Managing Director such of its powers as it deems appropriate. However, the Companies Law provides that certain powers and authorities (for example, the power to approve the financial statements) may not be delegated, and may be exercised only, by the Board of Directors.

Audit, Remuneration and Nominating Committees; Executive Sessions of Independent Directors

The Companies Law requires public companies to appoint an audit committee comprised of at least three directors, including all of the external directors, and further stipulates that the chairman of the board of directors, any director employed by or providing other services to a company and a controlling shareholder or any relative of a controlling shareholder may not be members of the audit committee. The responsibilities of the audit committee include identifying flaws in the management of a company’s business, making recommendations to the board of directors as to how to correct them and deciding whether to approve actions or transactions which by law require audit committee approval, including certain related party transactions and certain transactions involving conflicts of interest. An audit committee may not approve an action or transaction with a controlling shareholder or with an office holder unless at the time of approval two external directors are serving as members of the audit committee and at least one of them is present at the meeting in which the approval is granted.

The Audit Committee oversees the accounting and financial reporting processes of the Company. It also provides assistance to the Board of Directors in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting and internal control functions of the Company. In carrying out its duties, the Audit Committee meets at least once in each fiscal quarter with management at which time, among other things, it reviews, and either approves or disapproves, the financial results of the Company for the immediately preceding fiscal quarter and conveys its conclusions in this regard to the Board of Directors. The Audit Committee also monitors generally the services provided by the Company’s external auditors to ensure their independence, and reviews all audit and non-audit services provided by them. The Company’s external and internal auditors also report regularly to the Audit Committee at its meetings, and the Audit Committee discusses with the Company’s external auditors the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the Company’s financial statements, as and when it deems it appropriate to do so. Each member of the Audit Committee is an “independent director” in accordance with the Nasdaq listing standards.

Under the provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of the Company’s external auditors. However, under Israeli law, the appointment of external auditors and their compensation require the approval of the shareholders of the Company. Pursuant to Israeli law, the shareholders may delegate the authority to determine the compensation of the external auditors to the Board of Directors, and the Company’s shareholders have done so in the past. Accordingly, the appointment of the external auditors will be required to be approved and recommended to the shareholders by the Audit Committee and approved by the shareholders. The compensation of the external auditors will be required to be approved by the Audit Committee and recommended to the shareholders or, if so authorized by the shareholders, to the Board of Directors and approved by either the shareholders or the Board of Directors, as the case may be.

The role of the Remuneration Committee is to provide assistance and make independent recommendations to the Board of Directors concerning matters related to the compensation of directors and certain executive employees of the Company. In carrying out these duties, the Remuneration Committee meets on an ad hoc basis (usually at least once in each fiscal quarter). The Remuneration Committee is also authorized to administer the Company’s equity remuneration plans. Under the Companies Law, the Remuneration Committee may need to seek the approval of the Audit Committee, the Board of Directors and the shareholders for certain compensation decisions. Each member of the Remuneration Committee is an “independent director” in accordance with the Nasdaq listing standards.

During 2005, the Board of Directors established the Nominating Committee, membership of which is limited to “independent directors” in accordance with the Nasdaq listing standards and meets the composition requirements of the Companies Law, as in effect from time to time. The principal role of the Nominating Committee is to identify individuals qualified to become members of the Board of Directors, to recommend such individuals for nomination for election to the Board of Directors and to make recommendations to the Board of Directors concerning committee appointments. In undertaking this task, the Nominating Committee takes into account the composition requirements and qualification criteria set forth in the Companies Law and the Nasdaq listing standards, and determines the other criteria, objectives and procedures for selecting Board of Directors and committee members, including factors such as independence, diversity, age, integrity, skills, expertise, breadth of experience, knowledge about the Company’s business or industry and willingness to devote adequate time and effort to Board of Directors responsibilities in the context of the existing composition and needs of the Board of Directors and its committees.

At least twice per annum the independent directors of the Company meet in “Executive Sessions”, which no others persons have the right to attend. These meetings are intended to provide a forum in which the Company’s independent directors can discuss any issues that they consider relevant in their capacity as such.

Certain Transactions

Yochai Richter has an employment agreement with the Company pursuant to which he served as “general manager” until May 8, 2006. On that date Mr. Richter relinquished the position of Chief Executive Officer of the Company and, at the request of the Board of Directors, agreed to remain active in the affairs of the Company and was elected by the Board of Directors as Active Chairman of the Board of Directors. In that connection the Remuneration Committee, the Audit Committee and the Board of Directors have approved the continued employment of Mr. Richter by the Company in the capacity of Active Chairman of the Board of Directors and, subject to shareholder approval, the continuation of Mr. Richter’s employment agreement on the existing terms and conditions, including remuneration, in his new position. See Item 3.

Mr. Richter’s agreement is terminable by him on 60 days’ notice and by the Company on 30 days’ notice as required by law. Upon termination, Mr. Richter is entitled to a lump sum payment equal to twelve times his previous monthly salary plus certain benefits. He would also receive severance pay equal to 150% of his last monthly salary payment times the number of years employed (commencing with his employment by Orbot in 1982) if he resigns and 200% of such payment times the number of years employed if the Company terminates the agreement other than for cause (in which case his severance payment would be between zero and half such amount). As previously approved by shareholders, Mr. Richter currently receives a salary of $33,000 per month. In addition, shareholders have in the past approved a bonus for Mr. Richter on an annual basis in an amount equivalent to 1% of the net annual profit of the Company.

In 2003, the Audit Committee, the Board of Directors and the shareholders of the Company approved a proposal pursuant to which the Company engaged Dr. Shlomo Barak, who is the Co-Chairman of the Board of Directors, as a paid consultant and advisor to the Company to assist it in identifying and creating directions and opportunities for the development and expansion of its business and for the application of its technology and resources, and to participate in pursuing such opportunities. The Company compensates Dr. Barak for these services by the payment of $10,000 plus applicable value added tax (“VAT”) per month, commencing January 1, 2003, and the one-time grant to him of an option to purchase 50,000 Ordinary Shares under the 2000 Plan, which vests in equal installments, over a four year period beginning as of January 1, 2003 (provided that Dr. Barak is still rendering these consulting and advisory services to the Company on each such vesting date). For as long as Dr. Barak serves as a director, the above payment will include any director’s fees from the Company payable in cash (whether by way of annual or per meeting payments) to which he would otherwise have been entitled.

For information concerning the eligibility and participation of directors (including the Active Chairman of the Board of Directors and the Co-Chairman of the Board of Directors) in the 2005 Directors Plan (discussed below), and information concerning outstanding equity awards to directors, including awards made during 2005, see Executive Remuneration—Directors Remuneration.

In December 2005, the Company acquired all 299,122 Ordinary Shares owned by Ormat, in a privately negotiated transaction, for an agreed price of $24.15 per Ordinary Share (for a total consideration of approximately $7.2 million), which was calculated based on the lower of: (i) the closing price of the Ordinary Shares on December 9, 2005 (which was $25.45); and (ii) the average closing price of the Ordinary Shares for the seven trading days ending on December 9, 2005 (which was $24.15).

Certain equity awards held by certain officers of the Company are subject to immediate vesting in the event of death or a change in control of the Company.

Executive Remuneration

The following table sets forth, with respect to all directors and officers of the Company as a group, all remuneration paid by the Company during the fiscal year ended December 31, 2005:

	Cash and cash equivalent forms of remuneration
	Salaries, fees, directors’ fees, and bonuses (including deferred compensation)	Securities or property, insurance premiums or reimbursement, personal benefits (including benefits in kind) and payments or accruals for retirement, severance, disability or similar payments
All directors and officers as a group (consisting of 16 persons, including 1 person who is no longer a director or officer)	$3,820,002	$498,895

The above amounts do not include the value of stock options awarded to the directors or officers of the Company, but do include the value of restricted share awards to the extent expensed in 2005.

Directors Remuneration

Under arrangements approved by the Audit Committee, the Board of Directors and the shareholders of the Company: (a) each of the members of the Audit Committee (which must include all external directors) are compensated as follows: (i) an annual payment to each of such directors of $12,500 plus VAT; and (ii) a payment of $500 plus VAT for every meeting of the Board of Directors or any committee thereof in which they participate; and (b) each of the members of the Board of Directors who are not members of the Audit Committee and are not, or will in the future cease to be, employees of the Company are compensated as follows: (i) an annual payment to each of such directors, for as long as they are directors, of $10,000 plus VAT; and (ii) a payment of $500 plus VAT for every meeting of the Board of Directors or any committee thereof in which they participate. Under Israeli law the two new external directors, if elected, would be required to serve on the Audit Committee, and accordingly it is proposed that they be remunerated on terms and conditions identical to those of the retiring external directors.

In addition, the shareholders of the Company previously resolved, with respect to external directors, that in the event that, during their term as external directors, the Company increases the remuneration payable, whether by way of annual compensation or on a per meeting basis, to any “other directors”, as such term is defined in the regulations promulgated pursuant to the Companies Law governing the terms of compensation payable to external directors, each external director will be entitled, without further shareholder approval, to receive additional remuneration, if necessary, so that his or her annual compensation and/or compensation for participation in meetings, as the case may be, will be equivalent to the average compensation payable to such “other directors” as annual compensation or as compensation for participation in meetings, respectively. The Remuneration Committee, the Audit Committee and the Board of Directors have resolved, subject to applicable regulations and shareholder approval, that the new external directors would in the future receive additional remuneration if required in order to align their compensation with the average compensation payable to “other directors”, in the manner described above.

Under the provisions of a consulting agreement entered into between the Company and Dr. Barak in 2003, for as long as Dr. Barak serves as a director of the Company, payments made to him pursuant to such agreement will include any director’s fees from the Company payable in cash (whether by way of annual or per meeting payments) to which he would otherwise have been entitled.

On July 14, 2005, the shareholders of the Company approved a directors’ equity remuneration plan for certain directors of the Company (the “2005 Directors Plan”), Under the 2005 Directors Plan, each director who is in office immediately after any annual general meeting of shareholders of the Company, including external directors but not including any directors who are employees of the Company at the time, in addition to the existing annual and per meeting fees, will be granted equity awards, comprised of options to purchase Ordinary Shares and restricted shares, with an aggregate value of $43,750 with respect to a Chairman of the Board of Directors, and with an aggregate value of $35,000 with respect to each other eligible director under the 2005 Directors Plan. Equity awards under the 2005 Directors Plan vest in full on May 31 of the calendar year following the year in which they are made (approximately yearly from the grant dates). Options expire no later than seven years after the date on which they were granted, subject to earlier expiration if, at any annual general meeting prior to the expiration of such seven-year period, a director’s term expires and he or she is not re-elected. In such case, options expire upon the last to occur of: (i) 90 days following that annual general meeting; (ii) three years from date of grant; and (iii) the expiration of such period as is prescribed in the 2000 Plan in circumstances of retirement after the age of 60. If elected at the Meeting, the external directors will, in addition to their annual and per meeting fees, participate in the 2005 Directors Plan.

In addition, the shareholders of the Company have in the past resolved to ratify and approve the purchase of insurance coverage in respect of the liability of its office holders (including directors), to indemnify all directors of the Company currently in office, and any additional or other directors as may be appointed from time to time, and to exempt and release to the maximum extent permitted by law all directors of the Company currently in office, and any additional or other directors as may be appointed from time to time, from and against all liability for monetary or other damages due to, or arising from, a breach of their duty of care to the Company, including in their capacity as officers of the Company to the extent they also serve as officers of the Company, and to provide them with letters in this regard. Accordingly, the new external directors would, if elected, benefit from such insurance, indemnification, release and exemption.

Equity Awards to Directors

The following table sets forth information, as at May 23, 2006, concerning all outstanding equity awards to current directors of the Company:

	Year of award	Type of award	Exercise price per share ($)	Shares granted	Shares vested and unexercised	Shares unvested	Scheduled year of expiration
Active Chairman of the Board of Directors	2001	Option	22.27	125,000	125,000	0	2006
	2003	Option	16.26	50,000	25,000	25,000	2008
	2005	Option	23.01	27,500	0	27,500	2012
	2005	Restricted Shares	N/A	7,500	0	7,500	N/A

Co-Chairman of the Board of Directors	2001	Option	22.27	7,250	7,250	0	2006
	2003	Option	16.26	50,000	37,500	12,500	2008
	2005	Option	23.01	2,374	0	2,374	2012
	2005	Restricted Shares	N/A	950	0	950	N/A

Each Retiring External Director	2003	Option	22.27	7,250	7,250	0	2006
	2005	Option	23.01	1,899	0	1,899	2012
	2005	Restricted Shares	N/A	760	0	760	N/A

Each Other Director	2001	Option	22.27	7,250	7,250	0	2006
	2005	Option	23.01	1,899	0	1,899	2012
	2005	Restricted Shares	N/A	760	0	760	N/A

All such awards are subject to the terms of the 2000 Plan, and all awards made to directors during 2005 (except to Mr. Yochai Richter) were made as part of the 2005 Directors Plan and vest as described above. All such awards to Mr. Richter, including those made during 2005, vest as to 50% after two years from the effective date of grant, 75% after three years and 100% after four years. The closing price of the Ordinary Shares on May 23, 2006, as reported by Nasdaq, was $25.21 per share.

Pursuant to shareholder approval, each of the above equity awards granted during 2003 and 2005, as well as any other equity awards which may in the future be awarded by the Company to directors of the Company through a trustee under the 2000 Plan, will benefit from the capital gains tax treatment which became available as part of the 2003 Israeli tax reform and pursuant to an election made by the Company thereunder.

Certain Information Concerning Equity Awards to Directors and Officers

The following table sets forth for all directors and officers of the Company as a group, including all persons who were at any time during the period indicated directors or officers of the Company, certain information in respect of both the 1992 and 2000 Plans (expressed in terms of Ordinary Shares except where indicated otherwise) concerning: (i) equity awards granted by the Company between January 1, 2005 and December 31, 2005; (ii) options which were exercised and paid between such dates; (iii) equity awards which were cancelled between such dates; and (iv) equity awards which were outstanding on, and as at, December 31, 2005.

	Plan
	1992	2000
Equity Awards Granted:
• Number of Ordinary Shares	0	112,617
• Number of Restricted Shares	N/A	31,720
• Weighted average exercise price per Ordinary Share	N/A	$18.56
• Year of expiration of options	N/A	2012
Options Exercised/Paid:
• Number of Ordinary Shares	35,425	0
• Weighted average exercise price per Ordinary Share	$7.15	N/A
Equity Awards Cancelled:
• Number of Ordinary Shares	0	265,000
• Weighted average exercise price per Ordinary Share	N/A	$62.81
Equity Awards Outstanding:
• Number of Ordinary Shares	128,137	1,013,242
• Number of Restricted Shares	N/A	31,720
• Weighted average exercise price per Ordinary Share	$27.98	$20.20
• Weighted average remaining life (years)	1.44	2.40

No equity awards have been granted to any officers or directors of the Company in the period from January 1, 2006 to May 23, 2006, and during that time options to purchase a total of 77,262 Ordinary Shares, with a weighted average exercise price of $14.62 per Ordinary Share, were exercised by six officers of the Company under the 1992 and 2000 Plans.

It is proposed that at the 2006 Annual General Meeting the following resolutions be adopted:

“RESOLVED that:

(a)	The Class II Director, Shlomo Barak, be, and he hereby is, re-elected for a term of three years expiring at the end of the annual general meeting of shareholders to be held in 2009 and when his successor has been duly elected;

(b)	The Class II Director, Uzia Galil, be, and he hereby is, re-elected for a term of three years expiring at the end of the annual general meeting of shareholders to be held in 2009 and when his successor has been duly elected;

(c)	The Class II Director, Shimon Ullman, be, and he hereby is, re-elected for a term of three years expiring at the end of the annual general meeting of shareholders to be held in 2009 and when his successor has been duly elected;

(d)	Aaron (Roni) Ferber be, and he hereby is, elected as an external director as defined in the Israeli Companies Law, 5759-1999, for a term of three years, and that his remuneration and benefits as presented in the Company’s Proxy Statement for its 2006 Annual General Meeting of Shareholders be ratified and approved; and

(e)	Rafi Yizhar be, and he hereby is, elected as an external director as defined in the Israeli Companies Law, 5759-1999, for a term of three years, and that his remuneration and benefits as presented in the Company’s Proxy Statement for its 2006 Annual General Meeting of Shareholders be ratified and approved.”

Each of the five resolutions above will be voted upon separately at the Meeting.

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 2—Approval of Re-appointment of Auditors

At the 2006 Annual General Meeting, Kesselman & Kesselman, independent registered public accountants in Israel and a member firm of PricewaterhouseCoopers International Limited (“Kesselman”), will be nominated for re-appointment as auditors of the Company for the fiscal year ending December 31, 2006, and until the next annual general meeting. Under the provisions of the Sarbanes-Oxley Act, the Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of the Company’s external auditors. However, under Israeli law, the appointment of external auditors and their compensation require the approval of the shareholders of the Company. Pursuant to Israeli law, the shareholders may delegate the authority to determine the compensation of the external auditors to the Board of Directors, and the Company’s shareholders have done so in the past. The Audit Committee has reviewed, and is satisfied with, the performance of Kesselman, and has approved their re-appointment as external auditors. Approval of that appointment, as well as authorization of the Board of Directors to determine the compensation of the external auditors, provided such remuneration is also approved by the Audit Committee, is now being sought from the Company’s shareholders.

The Audit Committee maintains a policy of approving and recommending only those services to be performed by the Company’s external auditors which are permitted under the Sarbanes-Oxley Act and the applicable rules of the SEC relating to auditor’s independence, and which are otherwise consistent with and will encourage, and are remunerated at levels that accord with, the basic principles of auditor independence. The practice of the Audit Committee is to receive from the Company’s management, at the time of approval of the Company’s annual financial statements for the preceding fiscal year, a list of all services, including audit, audit-related, tax and other services, proposed to be provided during the current fiscal year to the Company and its subsidiaries by Kesselman and/or other member firms of PricewaterhouseCoopers International Limited (“PwC”), as well as a report regarding the extent of such services actually provided by Kesselman and PwC during the previous fiscal year and the fees paid for such services performed. After reviewing and considering the services proposed to be provided during the current fiscal year and, where appropriate in order better to understand their nature, discussing them with management, the Audit Committee pre-approves such of the proposed services, with a specific pre-approved budget, as it considers appropriate in accordance with the above principles. Management also maintains a practice of discussing these matters on an ongoing basis during the year with Mr. Dan Falk, the Audit Committee’s appointed delegate in respect of audit-related and non audit-related services. Additional services from Kesselman and PwC and any increase in budgeted amounts will similarly be submitted for pre-approval during the year by the Audit Committee on a case-by-case basis.

All audit-related and non-audit-related services performed by Kesselman and/or other member firms of PwC during 2005 were reported to, and such services and the services proposed to be provided by them during 2006 were pre-approved by, the Audit Committee, in accordance with the procedures outlined above.

The following table provides information regarding fees paid by the Company to Kesselman and/or other member firms of PwC for all services, including audit services, for the years ended December 31, 2005 and 2004:

	Year Ended December 31,
	2005	2004
Audit fees (1)	$400,000	$606,000
Audit related fees (2)	350,000	66,000
Tax fees (3)	122,000	269,000
All other fees	—	—

Total	$872,000	$941,000

(1)	Includes professional services rendered with respect to the audits of the Company’s annual consolidated financial statements, review of consolidated quarterly financial statements, statutory audits of the Company and its subsidiaries, consents and assistance with review of documents filed with the SEC.
(2)	Includes consultations concerning financial accounting and reporting standards and internal control reviews and consultations and due diligence respecting accounting matters in connection with acquisitions and dispositions.
(3)	Includes fees for services related to tax compliance, including preparation of tax returns, claims for refund and assistance with audits and appeals; and tax planning and advice, including advice related to acquisitions and dispositions, services for employee benefit plans, issues with respect to transfer pricing and advice for expatriates.

Kesselman has no relationship with the Company or any affiliate of the Company except as auditors and, to a limited extent, as tax consultants. The Audit Committee believes that this limited non-audit function does not affect the independence of Kesselman. A representative of Kesselman will be present at the Meeting, will have an opportunity to make a statement if he or she desires to do so and will be available to respond to appropriate questions from shareholders.

It is proposed that at the 2006 Annual General Meeting the following resolution be adopted:

“RESOLVED, that the Company’s auditors, Kesselman & Kesselman, independent registered public accountants in Israel and a member firm of PricewaterhouseCoopers International Limited, be, and they hereby are, re-appointed as auditors of the Company for the fiscal year ending December 31, 2006, and until the Company’s next annual general meeting, and that the Board of Directors of Orbotech Ltd. be, and it hereby is, authorized to determine the remuneration of said auditors in accordance with the volume and nature of their services, provided such remuneration is also approved by the Audit Committee.”

The Audit Committee recommends a vote FOR approval of the proposed resolution.

Item 3—Ratification and Approval of the Continuing Terms of Employment and the Remuneration of the Active Chairman of the Board of Directors of the Company

The Company is subject to the provisions of the Companies Law, under which the payment of compensation to directors of the Company, including the payment of salaries and benefits to officers and other employees of the Company who also serve as directors, requires shareholder approval.

On May 8, 2006, Mr. Yochai Richter relinquished the position of Chief Executive Officer of the Company and, at the request of the Board of Directors, agreed to remain active in the affairs of the Company and was elected by the Board of Directors as Active Chairman of the Board of Directors. In his previous capacity as Chief Executive Officer of the Company, Mr. Richter received a salary of $33,000 per month and, in addition, each year, prior to the annual general meeting of shareholders of the Company, the Remuneration Committee, the Audit Committee and the Board of Directors considered whether and, if so, upon what criteria, terms and conditions, to award an annual bonus for the current year to Mr. Richter, which was then brought for shareholder approval. In 2005, the annual bonus for Mr. Richter, which was so approved, was 1% of the net annual profit of the Company for 2005, payable upon approval by the Board of Directors of the Company’s 2005 audited financial statements, and a bonus of $432,500 was paid to Mr. Richter in respect of 2005.

The Remuneration Committee, the Audit Committee and the Board of Directors have approved the terms of Mr. Richter’s continuing employment with the Company and that the current terms of Mr. Richter’s employment agreement will continue to apply in his capacity as Active Chairman of the Board of Directors. It is proposed that as Active Chairman of the Board of Directors Mr. Richter would, subject to shareholder approval, receive remuneration identical to that which he was receiving immediately prior to relinquishing the position of Chief Executive Officer of the Company, namely a monthly salary of $33,000 and an annual bonus equivalent to 1% of the net annual profit of the Company. If approved at the Meeting, Mr. Richter’s bonus arrangements, unless proposed to be increased, will not be presented to the shareholders for approval in future years. As an employee of the Company, Mr. Richter was not entitled to participate in the 2005 Directors Plan and he will remain ineligible to participate in it for so long as he continues to be an employee of the Company. As a continuing employee of the Company, Mr. Richter’s existing equity awards (which are described above under Executive Remuneration—Equity Awards to Directors) will continue to vest and be exercisable on their original terms. So long as Mr. Richter remains a director of the Company, any future equity awards to him will require shareholder approval; however, should he cease in the future to be an employee, but remain a director, of the Company, he would become eligible for, and would participate in, the 2005 Directors Plan without the need for further shareholder approval.

It is proposed that at the 2006 Annual General Meeting the following resolution be adopted:

“RESOLVED to ratify and approve the resolutions of the Remuneration Committee, the Audit Committee and the Board of Directors pertaining to the continuing terms of employment of Mr. Yochai Richter as the Active Chairman of the Board of Directors and his remuneration therefor, including an annual bonus equivalent to 1% of the net annual profit of Orbotech Ltd. payable upon approval by the Board of Directors of the Company’s audited financial statements for the relevant year,”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item 4—Proposal to Increase the Company’s Registered (Authorized) Share Capital by NIS 4,200,000 divided into 30,000,000 Ordinary Shares Nominal (Par) Value NIS 0.14 Each and to Amend the Company’s Memorandum and Articles of Association Accordingly

The registered (authorized) share capital of the Company is currently NIS 7,000,000 consisting of 50,000,000 Ordinary Shares, nominal (par) value NIS 0.14 each. On May 23, 2006, there were 32,936,004 Ordinary Shares issued and outstanding and an additional 6,991,587 Ordinary Shares were reserved for outstanding and future equity awards under the 1992 and 2000 Plans. Accordingly, there is a limited number of unissued shares currently available to the Company for use for other corporate purposes such as the issue of bonus shares (stock dividends), acquisitions or other transactions.

The Board of Directors has, accordingly, resolved to recommend that the Company’s registered (authorized) share capital be increased by NIS 4,200,000 divided into 30,000,000 Ordinary Shares nominal (par) value NIS 0.14 each, and that the Company’s Memorandum and Articles of Association be amended accordingly, so as to provide additional authorized Ordinary Shares in reserve to meet future needs of the Company and to enable the Company to respond rapidly to business opportunities which may arise in the best interests of the Company. The Company does not have any immediate plans, arrangements, commitments or understandings with respect to the issuance of any of the additional Ordinary Shares which would be authorized by the proposed increase in the Company’s registered share capital. The increase would, however, enable the issuance of additional shares, including bonus shares, without need for any further action or authorization by the Company’s shareholders unless required by applicable law or regulatory agencies or by the rules of any securities exchange on which the Company’s securities may then be listed.

The holders of any of the additional Ordinary Shares issued in the future would generally have the same rights and privileges as the holders of the Ordinary Shares currently authorized and outstanding. Those rights do not include preemptive rights with respect to the future issuance of any additional Ordinary Shares. In addition, the increase in the registered share capital could, under certain circumstances, have an anti-takeover effect by, for example, allowing issuance of shares that would dilute the stock ownership of a person seeking to effect a change in the composition of the Board of Directors or contemplating a tender offer or other similar transaction. However, this proposal is not being made in response to any effort of which the Company is aware to accumulate Ordinary Shares or obtain control of the Company.

It is proposed that at the 2006 Annual General Meeting the following resolution be adopted:

“RESOLVED that:

(a)	the registered (authorized) share capital of the Company be, and it is hereby, increased by NIS 4,200,000; and

(b)	such increase in the registered share capital of the Company be divided into 30,000,000 Ordinary Shares of a nominal (par) value of NIS 0.14 each, ranking pari passu with the existing share capital of the Company; so that

(c)	the total registered share capital of the Company, after such increase, shall be NIS 11,200,000 consisting of 80,000,000 Ordinary Shares of a nominal (par) value of NIS 0.14 each; and that

(d)	the Memorandum and Articles of Association of the Company be, are they hereby are, amended accordingly”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Consideration of the Auditors’ Report and the Consolidated Financial Statements

At the 2006 Annual General Meeting, the Auditors’ Report and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2005, will be presented for discussion. The representative of Kesselman present at the Meeting will be available to respond to appropriate questions from shareholders concerning the Consolidated Financial Statements of the Company.

SHAREHOLDER PROPOSALS

All shareholder proposals which are intended to be presented at the 2007 Annual General Meeting of Shareholders must be received by the Company no later than January 26, 2007.

OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting, but if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

Yochai Richter	Raanan Cohen
Active Chairman of the Board of Directors	Chief Executive Officer

Dated: May 26, 2006

                        ■

ORBOTECH LTD.

THIS PROXY SOLICITED BY THE BOARD OF DIRECTORS

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 25, 2006

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints MR. YOCHAI RICHTER and DR. SHLOMO BARAK, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution, to vote with respect to all Ordinary Shares of ORBOTECH LTD. (the “Company”), standing in the name of the undersigned at the close of business on May 23, 2006, at the 2006 Annual General Meeting of Shareholders of the Company to be held at the Company’s principal offices at Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel, on Sunday, June 25, 2006, at 10:00 a.m., Israel time, and at any and all adjournments thereof, with all the power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as specified on the reverse side:

(Continued and to be signed on the reverse side)

■	14475 ■

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ORBOTECH LTD.

June 25, 2006

Please date, sign and mail your

proxy card in the envelope provided

as soon as possible.

In order to be counted, a duly executed proxy must be received prior to the Meeting. This will be deemed to have occurred only if such proxy is received either by the Company at its principal executive offices at any time prior to the commencement of the Meeting, or by the Company’s transfer agent in New York, New York, by no later than 11:59 p.m., New York time, on June 23, 2006. Shares represented by proxies received after the times specified above will not be counted as present at the Meeting and will not be voted.

ê  Please detach along perforated line and mail in the envelope provided.  ê

■

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

The shares represented by this Proxy will be voted in the manner directed and, if no instructions to the contrary are indicated, will be voted “FOR” the nominees as directors and “FOR” Items 2, 3 and 4 listed herein. Matters covered by Item 5 will be voted by the persons designated as proxies in their judgment. Each signer hereby acknowledges receipt of the Notice of Annual General Meeting of Shareholders and the Proxy Statement furnished therewith.		1.	THE ELECTION OF DIRECTORS AND THE APPROVAL OF THE REMUNERATION OF THE EXTERNAL DIRECTORS.
			THE NOMINEES AS CLASS II DIRECTORS ARE:	FOR	AGAINST	ABSTAIN
			1a SHLOMO BARAK	☐	☐	☐
			1b UZIA GALIL	☐	☐	☐
			1c SHIMON ULLMAN	☐	☐	☐
THE NOMINEES AS EXTERNAL DIRECTORS ARE:
			1d AARON (RONI) FERBER (INCLUDING HIS REMUNERATION)	☐	☐	☐
			1e RAFI YIZHAR (INCLUDING HIS REMUNERATION)	☐	☐	☐
2.

APPROVAL OF PROPOSAL TO RE-APPOINT KESSELMAN & KESSELMAN AS AUDITORS OF THE COMPANY AND TO AUTHORIZE THE BOARD OF DIRECTORS TO DETERMINE THE REMUNERATION OF SAID AUDITORS PROVIDED SUCH REMUNERATION IS ALSO APPROVED BY THE AUDIT COMMITTEE:

				☐	☐	☐
		3.	RATIFICATION AND APPROVAL OF THE CONTINUING TERMS OF EMPLOYMENT AND THE REMUNERATION OF THE ACTIVE CHAIRMAN OF THE BOARD OF DIRECTORS:	☐	☐	☐
4.

RATIFICATION AND APPROVAL OF PROPOSAL TO INCREASE THE COMPANY’S REGISTERED (AUTHORIZED) SHARE CAPITAL BY NIS 4,200,000 DIVIDED INTO 30,000,000 ORDINARY SHARES NOMINAL (PAR) VALUE NIS 0.14 EACH AND TO AMEND THE COMPANY’S MEMORANDUM AND ARTICLES OF ASSOCIATION ACCORDINGLY:

				☐	☐	☐
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐	5.	OTHER MATTERS: Discretionary authority is hereby granted with respect to such other matters as may properly come before the Meeting or any adjournment thereof. Any and all proxies heretofore given are hereby revoked.

Signature of Shareholder	Date:	Signature of Shareholder	Date:

■	Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.	■

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.

(Registrant)

By:	/s/ Amichai Steinberg
Amichai Steinberg
Executive Vice President
and Chief Financial Officer

Date: May 26, 2006